FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 000- 13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

VERSTERKERSTRAAT 8

1322 AP ALMERE

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l0l(b)(7):  ☐

Note: Regulation S-T Rule l0l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Exhibits

Exhibit 99.1	ASM INTERNATIONAL N.V. REPORTS PROGRESS ON SHARE BUY BACK PROGRAM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2012	ASM INTERNATIONAL N.V.

/S/ HANS ZWEERS
Hans Zweers
Director Accounting and External Reporting

ASM INTERNATIONAL N.V.

(THE “REGISTRANT”)

(COMMISSION FILE NO. 0-13355)

EXHIBIT INDEX

TO

FORM 6-K

DATED May 11, 2012

Exhibit No.	Exhibit Description	Filed Herewith
99.1	ASM INTERNATIONAL N.V. REPORTS PROGRESS ON SHARE BUY BACK PROGRAM	X